SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM U5S






                                  ANNUAL REPORT

                      For the Year Ended December 31, 2000



       Filed pursuant to the Public Utility Holding Company Act of 1935 by










                               EXELON CORPORATION
                            10 South Dearborn Street
                                   37th Floor
                             Chicago, Illinois 60603


                            PECO ENERGY POWER COMPANY
                               2301 Market Street
                        Philadelphia, Pennsylvania 19101

                            Glossary of Defined Terms


ComEd                         Commonwealth Edison Company

Commission                    Securities and Exchange Commission

Exelon Enterprises            Exelon Enterprises Company, LLC

Exelon                        Exelon Corporation

Exelon Generation             Exelon Generation Company, LLC

Financing U-1                 The Form U-1 Application/Declaration filed by
                              Exelon Corporation in File No. 70-9693

Merger U-1                    The Form U-1 Application/Declaration filed by
                              Exelon Corporation in File No. 70-9645

N/A                           Not applicable or not available

PECO                          PECO Energy Company

PEPCO                         PECO Energy Power Company

Unicom                        Unicom Corporation

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN.
The Corporate structure shown is as of April 18, 2001, reflecting corporate restructuring undertaken between January 1, 2001 and April 18, 2001. Owner's book value is as of December 31, 2000.

Name of Company                                        Number of Common % Voting Power    Owner's Book
                                                       Shares Owned                       Value ($000)
----------------------------------------------------------------------------------------------------------
Exelon Corporation                                                         100%
  (Affordable Housing Investments)                                                          92,082
  Boston Financial Institutional Tax Credit Fund X              -           11%
  Related Corporate Partners IV, L.P.                           -           <5%
  Boston Financial Institutional Tax Credit Fund XIX            -           14%
  Related Corporate Partners XII, L.P.                          -           36%
  Boston Financial Institutional Tax Credit Fund XIV            -           44%
  Boston Financial Institutional Tax Credit Fund XXI            -           27%
  Related Corporate Partners XIV, L.P.                          -           16%
  Summit Corporate Tax Credit Fund II                           -           33%
  USA Institutional Tax Credit Fund XXII                        -           30%
Exelon Energy Delivery Company, LLC                                        100%
  Commonwealth Edison Company                             190,000         <100%          5,933,000
    Commonwealth Edison Company of Indiana, Inc.        1,108,084          100%             30,917
    ComEd Financing I                                           -          100%             15,630
    ComEd Financing II                                          -          100%              8,671
    ComEd Funding, LLC                                          -          100%             86,536
      ComEd Transitional Funding Trust                          -          100%
    Commonwealth Research Corporation                         200          100%                200
    Edison Development Company                                741          100%             16,585
    Edison Development Canada Inc.                          2,600          100%              5,499
      Edison Finance Partnership                                -          100%
  PECO Energy Company                                                      100%
    PECO Energy Capital Corp.                               1,000          100%             17,640
      PECO Energy Capital, LP                                                3%             13,968
      PECO Energy Capital Trust II                                         100%
      PECO Energy Capital Trust III                                        100%
    PECO Energy Transition Trust                                           100%            149,901
    ExTel, LLC                                                             100%             (1,215)
      PECO Wireless, LP                                                     99% PECO;     (120,239)
                                                                             1% Extel
        ATNP Finance Company                                               100%          4,324,366
        PEC Financial Services, LLC                                        100%             12,918
    Adwin Realty Company                                    1,000          100%             22,628
      Ambassador II Joint Venture                                           50%
      Bradford Associates                                                   50%
      Franklin Town Towers Associates                                       50%
      Henderson Ambassador Associates                                       50%
      Riverwatch Associates                                                100%
      Route 724                                                            100%
    East Coast Natural Gas Cooperation, LLP                              41.12%
    PECO Hyperion Telecommunications                                         1%             (1,380)
    Horizon Energy Company                                  1,000          100%
Unicom Invesment Inc.                                         100          100%
    Scherer Holdings 1, LLC                                     -          100%             49,002
    Scherer Holdings 2, LLC                                     -          100%             24,992
    Scherer Holdings 3, LLC                                     -          100%             73,989
    Spruce Holdings G.P. 2000, LLC                              -          100%              1,841
    Spruce Holdings L.P. 2000, LLC                              -          100%            182,231
      Spruce Equity Holdings, L.P.                              -            1% Spr GP;    184,072
                                                                            99% Spr LP
        Spruce Holdings Trust                                   -          100%            184,072
    Wansley Holdings 1, LLC                                     -          100%             41,941
    Wansley Holdings 2, LLC                                     -          100%             21,387
  Unicom Resources Inc.                                       100          100%            (13,842)
Exelon Ventures Company, LLC                                               100%
  Exelon Generation Company, LLC                                           100%          4,551,000
     PECO Energy Power Company                            984,000          100%             24,600
      Susquehanna Power Company                         1,273,000          100%             47,047
        The proprietors of the Susquehanna Canal                           100%                N/A
    Susquehanna Electric Company                            1,000          100%             10,000
    AmerGen Energy Company, LLC                                             50%
      AmerGen Venture, LLC                                                 100%
    Exelon (Fossil) Holdings, Inc.                                         100%
      Sithe Energies, Inc.                                               49.90%
    Exelon Peaker Development General, LLC                                 100%                N/A
    Exelon Peaker Development Limited, LLC                                 100%                N/A
      ExTex LaPorte Limited Partnership                                      1% EP Gen         N/A
                                                                            99% EP Lim         N/A

    Concomber Ltd                                                          100%              1,200
  Exelon Enterprises Company, LLC                             100          100%         873,519,290


                                       2

    Exelon Energy Company                                     100          100%            (21,642)
      Exelon Energy Ohio, Inc.                              1,000          100%             13,942
      AllEnergy Gas & Electric Marketing Company, LLC         N/A          100%             22,850
        Texas Ohio Gas, Inc.                                               100%               (403)
    Exelon Services, Inc.                                     100          100%             33,548
       Systems Engineering and Management Corporation, Inc    874          100%              7,107
    Unicom Power Holdings, Inc.                               100          100%            (16,017)
    Unicom Power Marketing, Inc.                              100          100%                N/A
    Unicom Healthcare Management, Inc.                      1,110          100%                230
    UT Holdings, Inc.                                         100          100%           (142,328)
      Northwind Chicago, LLC                                  N/A          100%             (5,649)
      Unicom Thermal Development, Inc.                        100          100%             (4,685)
      Exelon Thermal Technologies, Inc.                       100          100%            (81,511)
      Exelon Thermal Technologies Boston, Inc.                100          100%             (4,311)
        Northwind Boston, LLC                                 N/A           25%            (11,552)
      Exelon Thermal Technologies Houston, Inc.               100          100%               (766)
        Northwind Houston, LLC                                N/A           25%                128
          Northwind Houston, LP                               N/A           25%             13,635
      Exelon Thermal Technologies North America, Inc.          10          100%             (3,068)
        Northwind Thermal Technologies Canada, Inc.            10          100%             (1,801)
          Unicom Thermal Technologies Canada, Inc.             10          100%             (1,011)
      UTT National Power, Inc.                                100          100%               (546)
        Northwind Midway, LLC                                 N/A          100%                N/A
      UTT Nevada, Inc.                                        100          100%               (177)
        Northwind Aladdin, LLC                                N/A           75%             12,000
        Northwind Las Vegas, LLC                              N/A           50%                349
      UTT Phoenix, Inc.                                       100          100%                N/A
        Northwind Arizona Development, LLC                    N/A           50%                N/A
        Northwind Phoenix, LLC                                N/A           50%                N/A
    Exelon Communications Holdings, LLC                                    100%            439,163
      AT&T Wireless PCS of Philadelphia, LLC                                49%
      PHT Holdings, LLC                                                    100%             56,620
        PECO Hyperion Telecommunications                                    49%
      Exelon Communications Company, LLC                                   100%            149,287
    Energy Trading Company                                                 100%                744
    Exelon Enterprises Management, Inc.                                    100%             95,600
      UniGridEnergy, LLC                                                    50%
      CIC Global, LLC                                                       50%
      NEON Communications, Inc.                                             10%
      VITTS Network Group, Inc.                                             20%
      Exelon Capital Partners, Inc.                                        100%             32,966
        Permits Now (fka Softcomp)                                          16%
        OmniChoice.com, Inc.                                                30%
        Enertech Capital Partners II                                        11%
        Everest Broadband Networks                                          15%
    Exelon Infrastructure Services, Inc.                                  <100%            515,266
      Exelon Infrastructure Services of Pennsylvania, Inc.                 100%              6,938
        EIS Engineering, Inc.                                              100%
          P.A.C.E Field Services, LLC                                      100%              8,135
          P.A.C.E Environmental, LLC                                       100%
      Chowns Communication, Inc.                              N/A          100%             11,893
      Fischbach and Moore Electric, Inc.                      N/A          100%
      MRM Technical Group, Inc.                               N/A          100%            121,556
        Aconite Corporation                                                100%
        Gas Distribution Contractors, Inc.                                 100%
        Mid-Atlantic Pipeliners, Inc.                                      100%
        Mueller Distribution Contractors, Inc.                             100%
        Mueller Energy Services, Inc.                                      100%
        Mueller Pipeliners, Inc.                                           100%
        Mechanical Specialties Incorporated                                100%
        Rand-Bright Corporation                                            100%
      Syracuse Merit Electric, Inc.                           N/A          100%             15,297
      NEWCOTRA, Inc.                                          N/A          100%
        Fischbach and Moore, Inc.                                          100%              7,001
          Fischbach and Moore Electrical Contractors, Inc.                 100%
          T.H. Green Electric Co., Inc.                                    100%
      Trinity industries, Inc.                                N/A          100%             11,322
      OSP Consultants, Inc.                                   N/A          100%             68,116
        International Communications Services, Inc.                        100%
        OSP, Inc.                                                          100%
        OSP Servicios, S.A. de C.V.                                        100%
        OSP Telecom, Inc.                                                  100%
        OSP Telcomm de Mexico, S.A. de C.V.                                100%
        OSP Telcom de Columbia, LTDA                                       100%
        OSP Telecommunications, Ltd.                                       100%
        RJE Telecom, Inc.                                                  100%
        Utilities Locate & Mapping Services, Inc.                          100%
        Universal Network Services, Inc.                                    49%
      Dashiell Holdings Corporation                           N/A          100%             68,215
        Dashiell Corporation                                               100%
          Dacon Corporation                                                100%
      VSI Group, Inc.                                         N/A          100%             19,307
        International Vital Solutions Group, Inc.                          100%
      Michigan Trenching Services, Inc.                       N/A          100%             14,994
      Lyons Equipments, Inc.                                  N/A          100%
      M.J. Electric, Inc.                                                  100%            143,906
      Electric Services, Inc.                                              100%              7,443
      EIS Investments, LLC                                                 100%
        WCB Services, LLC                                                   49%
    Adwin Equipment Company                                   N/A          100%             16,732
    Kinetic Ventures Fund I, LLC                                          22.22%
    Kinetic Ventures Fund II, LLC                                         17.64%
Unicom Assurance Company Ltd. (Inactive)                      N/A          100%               N/A

     N/A Not applicable or Not Available

     Issuer book value is subject to a final determination.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

NONE


ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None in addition to those reported in the Rule 24 certificate filed on April 2, 2001.


ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A. PECO Energy Company - Debt Retirements

1. On November 14, 2000, PECO retired, with cash, upon maturity, its $38.5 million principal amount variable rate note.

B. Commonwealth Edison Company - Redemption of Securities

1. In the fourth quarter of 2000, ComEd repurchased 19.9 million of its common shares from Unicom in exchange for an $850 million note receivable ComEd held from Unicom Investment, Inc.

C. Exelon Enterprise's Acquisitions (filed confidentially herewith on Form SE)


ITEM 5. INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES AS OF
        DECEMBER 31,2000.

Investor               Investee                                     Type                Quantity       Cost         Carrying Value
----------------------------------------------------------------------------------------------------------------------------------

ComEd        Chicago Community Ventures, Inc.                  Common Shares              500           $50,000          $50,000

ComEd        Chicago Equity Fund                               Limited Partnership        N/A        $1,390,514       $1,390,514

ComEd        Dearborn Park Corporation                         Common Shares           10,000          $537,654         $537,654

ComEd        I.L.P. Fund C/O Chicago Capital Fund              Venture Capital Small      N/A          $250,000         $250,000
              Business Fund

ComEd        Illinois Venture Fund (Unibanc Trust)             Venture Capital Fund       N/A           $71,320          $71,320



                                       4

Exelon       Phoenix Foods, LLC                                Limited Liability
Enterprise                                                     Company                    N/A
Management, Inc

Exelon       Pantellos Corporation                             Corporation                N/A        $4,439,210       $4,439,210
Capital
Partners, Inc.

Exelon       Automated Power Exchange                          Competitive Power    1,500,000        $3,000,000       $3,000,000
Capital                                                        Exchange Business
Partners, Inc.

Exelon       UTECH Climate Challenge Fund, L.P.                Venture Capital            N/A        $4,582,713      $23,847,576
Capital                                                        Investment
Partners, Inc.

Exelon       Exotrope                                          Convertible Debentures     N/A          $500,000         $500,000
Capital
Partners, Inc.

Exelon       Media Station, Inc.                               Preferred plus         214,286        $1,500,000       $1,500,000
Capital                                                        Warrants (Common)       48,702
Partners, Inc.

Energy       WorldWide Web NetworX Corporation                 Common shares           73,450          $316,753           $9,181
Trading
Company

Energy       Entrade                                           Common Shares          200,000        $1,489,115         $162,500
Trading
Company

N/A Not applicable

ITEM 6. OFFICERS AND DIRECTORS - PART 1.

The positions of officers and directors of system companies as of December 31, 2000 were as follows:

Exelon Corporation

Board of Directors

Edward A. Brennan
Carlos H. Cantu
Daniel L. Cooper
M. Walter D'Alessio
Bruce DeMars
G. Fred DiBona, Jr.
Sue Ling Gin
Richard H. Glanton
Rosemarie B. Greco
Edgar D. Jannotta
Corbin A. McNeill, Jr.
John M. Palms
John W. Rogers, Jr.
John W. Rowe
Ronald Rubin
Richard L. Thomas

Officers

McNeill, Jr., Corbin A.             Co-Chief Executive Officer and Chairman
Rowe, John W.                       Co-Chief Executive Officer and President
Kingsley Jr., Oliver D.             Executive Vice President
Egan, Michael J.                    Executive Vice President
Strobel, Pamela B.                  Executive Vice President
McLean, Ian P.                      Senior Vice President
Mehrberg, Randall E.                Senior Vice President and General Counsel
Moler, Elizabeth A.                 Senior Vice President, Government
                                        Affairs-Federal
Padron, Honorio J.                  Senior Vice President
Snodgrass, S. Gary                  Senior Vice President and Chief Human
                                        Resources Officer
Lawrence, Kenneth G.                Senior Vice President
Clark, Frank M.                     Senior Vice President, Communications and
                                        Public Affairs
Gillis, Ruth Ann M.                 Senior Vice President and Chief Financial
                                        Officer
Woods, David W.                     Senior Vice President
Gibson, Jean                        Vice President and Corporate Controller
Haviland, Paul E.                   Vice President, Corporate Development
McDonald, Robert K.                 Vice President, Risk Management
Mitchell, J. Barry                  Vice President and Treasurer
Combs, Katherine K.                 Vice President and Corporate Secretary
Cesareo, David J.                   Vice President, Environmental Health and
                                        Safety
Kirchoffner, Donald P.              Vice President, Communications
Brown, Virginia A.                  Vice President, Human Resources Planning
                                        and Development
DaSilva, Assir R.                   Vice President, Diversity
Diedrich, John F.                   Vice President, Employee Health and
                                        Benefits
Fonseca, Victor                     Vice President, Compensation
Samolis, John R.                    Vice President, Labor and
                                        Employee Relations
Peters, Scott N.                    Assistant Secretary
Cutler, Todd D.                     Assistant Secretary
Shicora, George                     Assistant Treasurer
Walls, Charles M.                   Assistant Treasurer

COMED

Officers

McNeill, Jr, Corbin A               Co-Chief Executive Officer;
Rowe, John W                        Co-Chief Executive Officer and President;
                                        Chairman
Kingsley Jr, Oliver D               EVP,  Nuclear and Chief Nuclear Officer
Strobel, Pamela B                   EVP, Energy Delivery,
Clark, Frank M                      Sr VP,  Distribution Cust/Mrktg Services &
                                        Ext Affairs
Crane, Christopher M                Sr VP, Nuclear Regional Operating Group 1
Gillis, Ruth Ann M                  Sr VP, Finance and Chief Financial Officer
Helwig, David R                     Sr VP, Nuclear Services
McLean, Ian P                       Sr VP, Power Team
Padron, Honorio J                   Sr VP, Business Services
Snodgrass, S Gary                   Sr VP, Human Resources
Woods, David W                      Sr VP, Communications & Public Affairs
Skolds, John L                      Chief Operating Officer, Nuclear
Benjamin, Jeffrey A                 VP, Nuclear Licensing and Regulatory
Bohlke, William H                   VP, Nuclear Engineering
Bonney, Paul R                      VP, Business Services General Counsel
Cesareo, David J                    VP, Environmental Health and Safety
Cornew, Kenneth W                   VP, Power Team Long-term Transactions
Costello, John T                    VP, Distribution Customer Service Operations
Cullen, Jr, Edward J                VP, Generation General Counsel
DeCampli, David G                   VP, Energy Delivery Engineering & Technical
                                        Analysis
Donleavy, John J                    VP, Distribution Regional Distributions,
                                        Operations
Dwyer, Robert E,. Jr.               VP, Distribution Media Relations,
                                        Communications, & Reporting,
Erdlen, Michael                     VP, Power Team Information Technology
Flavin, Joseph                      VP, Business Services Supply
Freeman, Jan H                      VP, Generation Public Affairs,
Gibson, Jean                        VP and Corporate Controller
Gordon, Jennifer                    VP, Business Services Communications
Guerra, James D                     VP, Nuclear Business Operations
Heffley, J Michael                  VP, Nuclear Oversight
Ho, Alan                            VP, Business Services Information Technology
Hooker, John T                      VP, Distribution Services, Community
                                        Relations & Admin Services
Ivey, Susan O                       VP, Power Team Short-term Transactions
Jiruska, Frank J                    VP, Distribution Energy Services, Marketing
                                        & Sales
Jennings, Theodore E                VP, Nuclear Outage & Project Management
Juracek, Arlene A                   VP, Distribution Rates & Access
                                        Implementation, Reg. Strategies,
                                        Governmental & Reg. Affairs
Krisch, Joseph R                    VP, Distribution HR Training & Safety
Landy, Richard J                    VP, Nuclear HR & Administration
Lasky, Joseph A                     VP, Distribution Information Technology
Lauer, Rebecca J                    VP, Distribution General Counsel
Lizanich, Nicholas J                VP, Distribution Planning and Engineering
Malone, James P                     VP, Nuclear Fuels
McDermott, Cornelius J              VP, Generation Communications
Metzner, Michael                    VP, Power Team Finance/Analytics/Risk
Moscovitch, Ruth M                  VP, Energy Delivery and Distribution
                                        Strategic Initiatives

Segneri, Jr, Carl L                 VP, Distribution Regional Distributions,
                                        Operations
Settelen, John L                    VP & Generation Controller
Spencer, Steven                     VP, Business Services Finance
Stanley, Harold Gene                VP, Nuclear MW ROG Support
Talbot, Ronald E                    VP, Distribution Regional Distributions,
                                        Operations
Terrell, Napoleon                   VP, Business Services Human Resources
Tyne, Ray                           VP, Business Services Operations
Williams, James B                   VP, Distribution Project & Contract
                                        Management
Dimmette, Joel P                    Site VP - Quad Cities
Levis, William                      Site VP - Byron
Pardee, Charles G                   Site VP - LaSalle
Swafford, Preston D                 Site VP - Dresden
Tulon, Timothy                      Site VP - Braidwood
Mitchell, J Barry                   VP and Treasurer
Shicora, George R                   Assistant Treasurer
Walls, Charles S                    Assistant Treasurer
Combs, Katherine K                  Secretary
Cutler, Todd D                      Assistant Secretary
Peters, Scott N                     Assistant Secretary

PECO

Officers

McNeill, Jr, Corbin A               Co-Chief Executive Officer and President;
                                        Chairman
Rowe, John W                        Co-Chief Executive Officer
Kingsley Jr, Oliver D               EVP, Nuclear and Chief Nuclear Officer
Egan, Michael J                     EVP, Enterprises
Strobel, Pamela B                   EVP, Energy Delivery
Cotton, John B                      Sr VP, Nuclear Technical Support
Crane, Christopher M                Sr VP, Nuclear Regional Operating Group 1
Cucchi, Gregory A                   Sr VP, Enterprises
Gillis, Ruth Ann M                  Sr VP, Finance and Chief Financial Officer
Hagan, Joseph J                     Sr VP, Nuclear Regional Operating Group 2
Jacobs, Christine A                 Sr VP, Exelon Power
Lawrence, Kenneth G                 Sr VP, Distribution
McElwain, John P                    Sr VP, Nuclear Regional Operating Group 3
McLean, Ian P                       Sr VP, Power Team
Padron, Honorio J                   Sr VP, Business Services
Rainey, Gerald R                    Sr VP, Generation
Rhodes, Gerald N                    Sr VP, Exelon Energy
Smith, III, William H               Sr VP, Business Services
Snodgrass, S Gary                   Sr VP, Human Resources
Woods, David W                      Sr VP, Communications & Public Affairs
Skolds, John L                      Chief Operating Officer,  Nuclear
Adams, Craig L                      VP, Distribution Contractor & Supply
                                        Management

Benjamin, Jeffrey A                 VP, Nuclear Licensing and Regulatory
Bohlke, William H                   VP, Nuclear Engineering
Bonney, Paul R                      VP, Business Services General Counsel
Cavanaugh, Ellen M                  VP, Distribution Electric Supply &
                                        Transmission
Cesareo, David J                    VP, Environmental Health and Safety
Coyle, Michael T                    VP, Clinton Power Station
Cornew, Kenneth W                   VP, Power Team Long-term Transactions
Cullen, Jr, Edward J                VP, Generation General Counsel
DeCampli, David G                   VP, Energy Delivery Engineering & Technical
                                        Analysis
Doering, Jr., John                  VP, Peach Bottom Atomic Power Station
Dudkin, Gregory N                   VP, Distribution Customer & Marketing
                                        Services
Erdlen, Michael                     VP, Power Team Information Technology
Flavin, Joseph                      VP, Business Services Supply
Freeman, Jan H                      VP, Generation Public Affairs
Gibson, Jean                        VP and Corporate Controller
Gordon, Jennifer                    VP, Business Services Communications
Haviland, Paul E                    VP, Corporate Development
Hill, Jr, Thomas P                  VP, Distribution Finance
Ho, Alan                            VP, Business Services Information Technology
Horting, Reed R                     VP, Distribution Gas Supply & Transportation
Ivey, Susan O                       VP, Power Team Short-term Transactions
Jennings, Theodore E                VP, Nuclear Outage & Project Management
Johnston, J Lindsay                 VP, Distribution Human Resources
Kray, Marilyn C                     VP, Nuclear Acquisition Support and
                                        Integration Officer
Langenbach, James W                 VP, Nuclear Station Support
Landy, Richard J                    VP, Nuclear HR & Administration
Lauer, Rebecca J                    VP, Energy Delivery General Counsel
Lewis, Charles P                    VP, Generation Strategy & Development
Malone, James P                     VP, Nuclear Fuels
Matthews, Cassandra A               VP, Information Technology and Chief
                                        Information Officer
McDermott, Cornelius J              VP, Generation Communications
Metzner, Michael                    VP, Power Team Fiance/Analytics/Risk
Moscovitch, Ruth M                  VP, Energy Delivery Strategic Initiatives
Muntz, James A                      VP, Generation Special Projects

Murphy, Dennis E                    VP, Enterprises Marketing and Business
                                        Development
Newman, Glenn                       VP, Enterprises General Counsel
O'Brien, Denis                      VP, Distribution Operations
Settelen, John L                    VP & Generation Controller
Spencer, Steven                     VP, Business Services Finance
Stanley, Harold Gene                VP, Nuclear MW ROG Support
Terrell, Napoleon                   VP, Business Services Human Resources
Tyne, Ray                           VP, Business Services Operations
Walters, Kathleen M                 VP, Distribution Information Technology/CIO
White, Richard G                    VP, Corporate Planning
Coyle, Michael                      Site VP - Clinton Nuclear Power Station
Doering Jr., John                   Site VP - Peach Bottom Atomic Power Station
Fetters, Drew B                     Site VP - Vermont Yankee Nuclear Power
                                        Station
von Suskil, James D                 Site VP - Limerick Generating Station
Warner, Mark E                      Site VP - TMI
Mitchell, J Barry                   VP and Treasurer
Shicora, George R                   Assistant Treasurer
Walls, Charles S                    Assistant Treasurer
Combs, Katherine K                  Secretary
Cutler, Todd D                      Assistant Secretary
Peters, Scott N                     Assistant Secretary


Exelon Generation

Officers

McNeill, Jr, Corbin A               Chief Executive Officer and President Exelon
                                    Generation
Kingsley, Jr, Oliver D              President and Chief Nuclear Officer, Exelon
                                        Nuclear
McLean, Ian P                       President, Exelon Power Team
Skolds, John L                      Chief Operating Officer, Exelon Nuclear
Bohlke, William H                   Sr VP, Nuclear Services, Exelon Nuclear
Cotton, John B                      Sr VP, Technical Support, Exelon Nuclear
Crane, Christopher M                Sr VP, MidWest Regional Operating Group,
                                        Exelon Nuclear
Hagan, Joseph J                     Sr VP, MidAtlantic Regional Operating Group,
                                        Exelon Nuclear
Jacobs, Christine A                 Sr VP, Exelon Generation; President, Exelon
                                        Power
McElwain, John P                    Sr VP, Exelon Nuclear
Woods, David W                      Sr VP, Communications & Public Affairs,
                                        Exelon Generation
Benjamin, Jeffrey A                 VP, Licensing and Regulatory, Exelon Nuclear
Cornew, Kenneth W                   VP, Long-term Transactions, Exelon Power
                                        Team
Cullen, Jr, Edward J                VP, General Counsel and Secretary
Erdlen, Michael                     VP, Information Technology, Exelon Power
                                        Team
Freeman, Jan H                      VP, Public Affairs, Exelon Generation
Guerra, James D                     VP, Business Operations, Exelon Nuclear
Heffley, J Michael1                 VP, Nuclear Oversight, Exelon Nuclear
Ivey, Susan O                       VP, Short-term Transactions, Exelon Power
                                        Team
Jennings, Theodore E                VP, Outage & Project Management, Exelon
                                        Nuclear
Kray, Marilyn C                     VP, Acquisition Support and Integration,
                                        Exelon Nuclear
Landy, Richard J                    VP, Human Resources & Administration, Exelon
                                         Nuclear
Langenbach, James W                 VP, Nuclear Station Support, Exelon Nuclear
Lewis, Charles P                    VP, Strategy & Development, Exelon
                                        Generation
Malone, James P                     VP, Nuclear Fuels, Exelon Nuclear
McDermott, Cornelius J              VP, Communications, Exelon Generation
Meister, James R                    VP, Nuclear Engineering, Exelon Nuclear
Metzner, Michael                    VP, Finance/Analytics/Risk, Exelon Power
                                        Team

Muntz, James A                      VP, Special Projects, Exelon Generation
Settelen, John L                    VP & Controller, Exelon Generation
Stanley, Harold Gene                VP, MidWest ROG Support, Exelon Nuclear
Heffley, J Michael                  Site VP - Clinton Nuclear Power Station
Dimmette, Joel P                    Site VP - Quad Cities Nuclear Power Station
DeGregorio, Ronald J                Site VP - Oyster Creek
Doering, Jr, John                   Site VP - Peach Bottom Atomic Power Station
Fetters, Drew B                     Site VP - Vermont Yankee Nuclear Power
                                        Station
Levis, William                      Site VP - Byron Station
Pardee, Charles G                   Site VP - LaSalle County Station
Swafford, Preston D                 Site VP - Dresden Nuclear Power Station
Tulon, Timothy                      Site VP - Braidwood Station
von Suskil, James D                 Site VP - Limerick Generating Station
Warner, Mark E                      Site VP - TMI
Berdelle, Robert E                  VP, Generation
McDonald, Robert K                  VP, Generation
Spencer, Steven L                   VP, Business Services, Financial Services
Mitchell, J Barry                   VP and Treasurer
Shicora, George R                   Assistant Treasurer
Walls, Charles S                    Assistant Treasurer
Cutler, Todd D                      Assistant Secretary
Peters, Scott N                     Assistant Secretary


Exelon Enterprises

Officers

Rowe, John W                        Chair
Egan, Michael J                     President & Chief Executive Officer
Beard, Kenneth H                    VP, Exelon Enterprises & President, Energy
                                        Services
Abromitis, James J                  VP, Exelon Thermal Technologies
Cucchi, Gregory A                   VP Exelon Enterprises & President, Exelon
                                        Infrastructure Services &
                                        Telecommunications
Gilpin, Robert A                    VP, Residential Energy
Hoekstra, Louis A                   VP, Energy Solutions
Kampling, Patricia L                SVP & Chief Financial Officer
Murphy, Dennis E                    VP, Marketing & Business Development
Newman, Glenn D                     VP, General Counsel and Secretary
Rhodes, Gerald N                    VP, Exelon Enterprises and President,
                                        Exelon Energy
Rollo, Richard                      VP, Strategic Planning
Rowe, E Kathleen                    VP, Information Technology, Business
                                    Services & Supply
Shinn, Robert A                     VP, Exelon Capital Partners

Berdelle, Robert E                  VP, Enterprises
McDonald, Robert K                  VP, Enterprises
Spencer, Steven L                   VP, Business Services, Financial Services
Mitchell, J Barry                   VP and Treasurer
Shicora, George R                   Assistant Treasurer
Walls, Charles S                    Assistant Treasurer
Cutler, Todd D                      Assistant Secretary
Peters, Scott N                     Assistant Secretary



The listing of Officers for PEPCO will be filed with the Amendment to the 2000 Exelon and PEPCO U5S filing related to Exhibit F.3.


ITEM 6. OFFICERS AND DIRECTORS - PART II.

Financial Connections - The following is a list, as of December 31, 2000, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

     1. Edward A. Brennan: Member of Board of Directors of Unicom and ComEd from 1995 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Morgan Stanley Dean Witter & Co., investment banker. Authorized pursuant to Rule 70(b).

     2. Carlos H. Cantu: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of First Tennessee National Corporation, commercial banking institution. Authorized pursuant to Rule 70(b).

     3. Edgar D. Jannotta: Member of Board of Directors of Unicom and ComEd from 1994 through the merger closing; member of Board of Directors of Exelon since the merger closing, and Senior Director of William Blair & Co., L.L.C., investment banker. Authorized pursuant to Rule 70(b).

     4. John W. Rogers: Member of Board of Directors of Unicom and ComEd from 1999 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Bank One Corporation, commercial banking institution. Authorized pursuant to Rule 70(a).

     5. John W. Rowe: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Fleet Boston Financial, commercial banking institution. Authorized pursuant to Rule 70(b).

ITEM 6. OFFICER AND DIRECTORS - PART III.

(a), (b) and (c) Directors' and Executive Officers' Compensation, Interests in Securities Interests and Transactions with System Companies.

Information concerning compensation, interests in system securities, and transactions with system companies is set forth in Exhibits A.1 and A.2 to this Form U5S and is incorporated herein by reference.

(d) Indebtedness of Directors or Executive Officers to System Companies.

None

(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

See Exhibit A.2 for descriptions of the participation of directors and executive officers of System companies in bonus and profit-sharing arrangements and other benefits.

(f) Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive offices of Exelon and all subsidiary companies are insured under directors' and officers' liability policies.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.   None
Part II.  None


ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. INTERCOMPANY SALES AND SERVICE

Exelon provided information on services, sales and construction contracts under Form U-9C-3 filed confidentially on March 30, 2001, pursuant to Rule 104. In addition, Exelon reports the following transactions:

Transaction         Serving Company     Receiving Company         Compensation
-----------         ---------------     -----------------         ------------
Fiber-optic         PECO                Hyperion Telecomun-        $575,230
Equipment Lease                         ications

Communication       AT&T Wireless of    PECO                       $111,726
Services            Philadelphia, LLC

Other transactions may not have been reported, consistent with the terms of the Merger U-1 order granting Exelon until December 31, 2001 to fully implement its affiliate transaction procedures.

Part II. The System companies had no contracts to purchase services or goods during 2000 from any affiliated (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities, except as reported in Item 6.

Part III. The System company does not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

a.)     Sithe Energies, Inc.
        335 Madison Avenue, 28th Fl.
        New York, New York  10017

        Sithe Energies, Inc. (Sithe) is an independent power generator in North America utilizing primarily fossil and hydro generation. The purchase involves approximately 10,000 megawatts (MW) of generation consisting of 3,800 MW of existing merchant generation, 2,500 MW under construction, and another 3,700 MW of generation in various stages of development, as well as Sithe's domestic marketing and development businesses. The generation assets are located primarily in Massachusetts and New York, but also include plants in Pennsylvania, California, Colorado and Idaho, as well as Canada and Mexico.

        Exelon owns 49.9% of Sithe and holds the option to purchase the remaining 50.1% interest in Sithe between December 2002 and December 2005 at a price based on prevailing market conditions.


        AmerGen Energy Company, L.L.C.
        200 Exelon Way,  Suite 345
        Kennett Square,  Pennsylvania  19348

        Exelon and British Energy, Inc., a wholly owned subsidiary of British Energy plc, formed AmerGen Energy Company, L.L.C. (AmerGen) to pursue opportunities to acquire and operate nuclear generating stations in the United States. Exelon owns a 50% equity interest in AmerGen. AmerGen owns and operates Clinton Nuclear Power Station, Three Mile Island Unit No. 1 Nuclear Generating Facility, and Oyster Creek Nuclear Generation Facility with an aggregate capacity of 2,378 MW.


b.) At December 31, 2000, Exelon's aggregate capital investment in all EWGs and FUCOs was approximately $748.0 million of which $704.0 was invested in Sithe and $44.0 million was invested in AmerGen.

        Exelon Generation and British Energy have each agreed to provide up to $100 million to AmerGen at any time for operating expenses. Exelon anticipates that Exelon Generation's capital expenditures will be funded by internally generated funds, Exelon Generation borrowings or capital contributions from Exelon. Exelon Generation's borrowings may be initially guaranteed by Exelon as a result of Exelon Generation's lack of separate operational history.

c.) Exelon accounts for its investments in Sithe and AmerGen using the equity method of accounting whereby Sithe and AmerGen financial statements are not consolidated with the financial statements of Exelon.

        At December 31, 2000, the consolidated capitalization ratio of Exelon was: debt 66%, common equity 31%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

d.) As permitted by the Merger U-1, AmerGen receives services from ComEd and PECO including engineering, regulatory support, systems integration, accounting and general services. These services are performed at cost, pursuant to the Affiliate Interests Agreement in the case of ComEd and pursuant to the Mutual Services Agreement in the case of PECO, and it is expected that each company wil provide AmerGen with approximately $300,000 in services annually. In addition, Exelon Generation Company LLC will provide AmerGen with similar services valued at approximately $49,900,000, at cost, pursuant to a contract being drafted.

Part II

        An organization chart showing the relationship of each EWG to other system companies is included as Exhibit H. (filed herewith on Form SE)


Part III

As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs issued in connection with the Financing U-1, is $4,000.0 million. At December 31, 2000, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $748.0 million, and accordingly, at December 31, 2000, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,252.0 million.


ITEM 10.        FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially on Form SE.

                                        NOTES TO FINANCIAL STATEMENTS

Exelon Reference is made to "Notes to Consolidated Financial Statements" contained in the Exelon 2000 Annual Report to Shareholders, which information is incorporated by reference.

PEPCO financial statements will be filed with the Amendment to the 2000 Exelon and PEPCO U5S filing related to Exhibit F.3.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                           DESCRIPTION

A. ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

     A.1 2000 Annual Report on Form 10-K for Exelon, ComEd and PECO, File Nos. 01-16169, 01-1839 and 01-01401, respectively.

     A.2  2000 Proxy Statement of Exelon Corporation. File No. 01-16169

     A.3 Exelon Corporation Form 8-K filed March 16, 2001 containing Exelon 2000 financial statements, footnotes and management's discussion and analysis.

B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

        The articles and bylaws of Exelon, ComEd and PECO are incorporated by reference to the following:

Exelon 10-K
Exhibit No.    Description


3-1 Articles of Incorporation of Exelon Corporation (Registration Statement No. 333-37082, Form S-4, Exhibit 3-1).

3-2            Bylaws of Exelon Corporation (Registration Statement No.
               333-37082, Form S-4, Exhibit 3-2).

3-3            Amended and Restated Articles of Incorporation of PECO Energy
               Company.

3-4 Bylaws of PECO Energy Company, adopted February 26, 1990 and amended January 26, 1998 (File No. 1-01401, 1997 Form 10-K,
               Exhibit 3-2).

3-5 Restated Articles of Incorporation of Commonwealth Edison Company effective February 20, 1985, including Statements of Resolution Establishing Series, relating to the establishment of three new series of Commonwealth Edison Company preference stock known as the "$9.00 Cumulative Preference Stock," the "$6.875 Cumulative Preference Stock" and the "$2.425 Cumulative Preference Stock" (File No. 1-1839, 1994 Form 10-K, Exhibit 3-2).

3-6 Bylaws of Commonwealth Edison Company, effective September 2, 1998, as amended through October 20, 2000.


C. The indentures or other fundamental documents defining the rights of holders of funded debt listed below are incorporated by reference:

Exelon 10-K
Exhibit No.    Description

4-3 First and Refunding Mortgage dated May 1, 1923 between The Counties Gas and Electric Company (predecessor to PECO Energy Company) and Fidelity Trust Company, Trustee (First Union National Bank, successor), (Registration No. 2-2281, Exhibit B-1).

4-3-1 Supplemental Indentures to PECO Energy Company's First and Refunding Mortgage:

               Dated as of File      Reference                     Exhibit No.
               ----------------      ---------                     -----------

               May 1, 1927           2-2881                        B-1(c)
               March 1, 1937         2-2881                        B-1(g)
               December 1, 1941      2-4863                        B-1(h)
               November 1, 1944      2-5472                        B-1(i)
               December 1, 1946      2-6821                        7-1(j)
               September 1, 1957     2-13562                       2(b)-17
               May 1, 1958           2-14020                       2(b)-18
               March 1, 1968         2-34051                       2(b)-24
               March 1, 1981         2-72802                       4-46
               March 1, 1981         2-72802                       4-47
               December 1, 1984      1-01401, 1984 Form 10-K       4-2(b)
               April 1, 1991         1-01401, 1991 Form 10-K       4(e)-76
               December 1, 1991      1-01401, 1991 Form 10-K       4(e)-77
               April 1, 1992         1-01401, March 31, 1992       4(e)-79
                                     Form 10-Q
               June 1, 1992          1-01401, June 30, 1992        4(e)-81
                                     Form 10-Q
               July 15, 1992         1-01401, June 30, 1992        4(e)-83
                                     Form 10-Q
               September 1, 1992     1-01401, 1992 Form 10-K       4(e)-85
               March 1, 1993         1-01401, 1992 Form 10-K       4(e)-86
               May 1, 1993           1-01401, March 31, 1993       4(e)-88
                                     Form 10-Q
               May 1, 1993           1-01401, March 31, 1993       4(e)-89
                                     Form 10-Q
               August 15, 1993       1-01401, Form 8-A dated       4(e)-92
                                     August 19, 1993
               November 1, 1993      1-01401, Form 8-A dated       4(e)-95
                                     October 27, 1993
               May 1, 1995           1-01401, Form 8-K dated       4(e)-96
                                     May 24, 1995

4-4 Mortgage of Commonwealth Edison Company to Illinois Merchants Trust Company, Trustee (Harris Trust and Savings Bank, as current successor Trustee), dated July 1, 1923, Supplemental Indenture thereto dated August 1, 1944, and amendments and supplements thereto dated, respectively, August 1, 1946, April 1, 1953, March 31, 1967, April 1,1967, July 1, 1968, October 1, 1968, February
               28, 1969, May 29, 1970, June 1, 1971, May 31, 1972, June 15,
               1973, May 31, 1974, June 13, 1975, May 28, 1976, and June 3,
               1977. (File No. 2-60201, Form S-7, Exhibit 2-1).

4-5-1          Supplemental Indentures to aforementioned Commonwealth Edison
               Mortgage.

               Dated as of File         Reference                  Exhibit No.
               ----------------         ---------                  -----------

               May 17, 1978             2-99665, Form S-3             4-3
               August 31, 1978          2-99665, Form S-3             4-3
               June 18, 1979            2-99665, Form S-3             4-3
               June 20, 1980            2-99665, Form S-3             4-3
               April 16, 1981           2-99665, Form S-3             4-3
               April 30, 1982           2-99665, Form S-3             4-3
               April 15, 1983           2-99665, Form S-3             4-3
               April 13, 1984           2-99665, Form S-3             4-3
               April 15, 1985           2-99665, Form S-3             4-3
               April 15, 1986           33-6879, Form S-3             4-9
               June 15, 1990            33-38232, Form S-3            4-12
               June 1, 1991             33-40018, Form S-3            4-12
               October 1, 1991          33-40018, Form S-3            4-13
               October 15, 1991         33-40018, Form S-3            4-14
               February 1, 1992         1-1839, 1991 Form 10-K        4-18
               May 15, 1992             33-48542, Form S-3            4-14
               July 15, 1992            33-53766, Form S-3            4-13
               September 15, 1992       33-53766, Form S-3            4-14
               February 1, 1993         1-1839, 1992 Form 10-K        4-14
               April 1, 1993            33-64028, Form S-3            4-12
               April 15, 1993           33-64028, Form S-3            4-13
               June 15, 1993            1-1839, Form 8-K dated        4-1
                                        May 21, 1993
               July 1, 1993             1-1839, Form 8-K dated        4-2
                                        May 21, 1993
               July 15, 1993            1-1839, Form 10-Q for         4-1
                                        quarter ended June
                                        30, 1993.
               January 15, 1994         1-1839, 1993 Form 10-K        4-15
               December 1, 1994         1-1839, 1994 Form 10-K        4-16
               June 1, 1996             1-1839, 1996 Form 10-K        4-16


4-5-2 Instrument of Resignation, Appointment and Acceptance dated January 31, 1996, under the provisions of the Mortgage dated July 1, 1923, and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-28).

4-5-3 Instrument dated as of January 31, 1996, for trustee under the Mortgage dated July 1, 1923 and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-29).

4-6 Indentures of Commonwealth Edison Company to The First National Bank of Chicago, Trustee (Amalgamated Bank of Chicago, as current successor Trustee), dated April 1, 1949, October 1, 1949, October 1, 1950, October 1, 1954, January 1, 1958, January 1, 1959 and
               December 1, 1961 (File No. 1-1839, 1982 Form 10-K, Exhibit 4-20).

4-7 Indenture dated as of September 1, 1987 between Commonwealth Edison Company and Citibank, N.A., Trustee relating to Notes (File No. 1-1839, Form S-3, Exhibit 4-13).

4-7-1 Supplemental Indenture to Indenture dated September 1, 1987 dated July 14, 1989 (File No. 33-32929, Form S-3, Exhibit 4-16).

4-7-2 Supplemental Indenture to Indenture dated September 1, 1987, dated January 1, 1997 (File No. 1-1839, 1999 Form 10K, Exhibit 4-21).

4-7-3 Supplemental Indenture to Indenture dated September 20, 1987, dated September 1, 2000.

D. TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)
   Not yet available.

E. None

*F. SCHEDULES SUPPORTING ITEMS OF THE REPORT.

        F.1 The consent of the independent accountants as to their opinion on Exelon's consolidated financial statements and the footnotes is included in Exhibit F.1.

                The opinion of the independent accountants as to the financial statements of PEPCO will be filed with the Amendment to the Exelon and PEPCO U5S filing related to Exhibit F.3.

        F.2 Supporting plant, depreciation and reserve schedules for Commonwealth Edison Company and Commonwealth Edison Company of Indiana, Inc. from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows: (filed herewith on Form SE)

                Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

                Nuclear Fuel Materials

                Electric Plant in Service

                Electric Plant Held for Future Use

                Construction Work in Progress - Electric

                Accumulated Provision for Depreciation of Electric Utility Plant

                Non-utility Property

        F.3 PECO has requested an extension of time to file its FERC Form No. 1 and Annual Report to the Pennsylvania Public Utility Commission. After these forms are filed, an Amendment to Form U5S for Exelon and PEPCO for the year ended December 31, 2000 will be filed with the Commission.

G. FINANCIAL DATA SCHEDULES

         Not available, as financial data schedules are no longer required to be filed.

*H. ORGANIZATION CHART

       (filed herewith on Form SE)

I. Exhibit I will be filed with the Amendment to the 2000 Exelon and PEPCO U5S filing related to Exhibit F.3.

                                    SIGNATURE


Exelon Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2000 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                              EXELON CORPORATION


                                              By:    /S/ Jean H. Gibson
                                                   ---------------------
                                                       Jean H. Gibson
                                                     Vice President and
                                                    Corporate Controller


May 1, 2001


















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